Exhibit 28(h)(iii)

FEE DEFERRAL AGREEMENT

FEE DEFERRAL AGREEMENT, effective as of June 25, 2020 (this “Agreement”), between PFM Asset Management LLC, a Delaware limited liability company (“PFMAM”), and PFM Funds, a Virginia business trust (the “Trust”).

WHEREAS, the Trust and PFMAM have entered into agreements pursuant to which PFMAM provides administration, transfer agent and investment management services (collectively, the “Services Agreements”) to the Trust and to Government Select Series, the sole series of the Trust (the “Series”), and pursuant to which PFM is paid asset-based compensation by the Trust that is computed as a percentage of the average daily net assets of the Series; and

WHEREAS, in view of the current interest rate environment in which the Series is operating, the Trust and PFMAM have determined that it is appropriate and in the best interests of shareholders of the Series to implement an arrangement for the temporary reduction of expenses of the Series;

NOW, THEREFORE, in consideration of the mutual covenants provided herein, the parties hereto agree as follows:

1.	At any time the monthly distribution yield to shareholders of the Series for the immediately preceding calendar month has been less than one half of one percent (0.50%) per annum, PFMAM may, but shall not be obligated to, temporarily waive any portion or all of the fees payable to it by the Series pursuant to any or all of the Services Agreements (a “Fee Deferral”). In the event PFMAM determines to initiate a Fee Deferral, such Fee Deferral shall take effect on such business day of the Trust as is determined by PFMAM in its sole discretion.

2.	PFMAM shall give notice to the Trust on a regular basis, but not less frequently than quarterly, of: (i) the aggregate amount of fees that have been temporarily waived pursuant to Fee Deferrals (“Accumulated Deferred Fees”); (ii) the amount of Fee Deferrals for each fiscal quarter; (iii) the amount of Accumulated Deferred Fees that have been recaptured by PFMAM pursuant to Section 4 of this Agreement; (iv) the amount of Accumulated Deferred Fees that remain subject to possible recapture by PFMAM pursuant to this Agreement (including the fiscal years in which PFMAM's right to recapture expires); and (v) the amount of Accumulated Deferred Fees that are no longer subject to recapture by PFMAM.

3.	At any time, PFMAM may in its discretion: (i) terminate a Fee Deferral then in effect; or (ii) increase or decrease the portion of its fees pursuant to the Services Agreements that are then being temporarily waived pursuant to a Fee Deferral, subject to the limitation in clause (iii) of Section 5 below.

4.	Subject to the limitations of Section 5 below, if the monthly distribution yield of the Series for any calendar month shall exceed 0.50% per annum (computed after taking into account any recapture of Accumulated Deferred Fees during such month pursuant to this Section 4), the Trust, upon the request of PFMAM, shall be obligated to pay to PFMAM in the following calendar month fees previously waived by PFMAM pursuant to a Fee Deferral (a “Recapture”) in an amount not to exceed Accumulated Deferred Fees less the amount of Accumulated Deferred Fees previously subject to Recapture pursuant to this Section 4.

5.	Payments to PFMAM pursuant to Section 4 hereof shall be subject to further limitation such that: (i) the amount paid to PFMAM as a Recapture during any calendar month shall not exceed 15% of the aggregate fees that otherwise would be payable to PFMAM with respect to the Series pursuant to the Services Agreements during such month; (ii) no fees temporarily waived by PFMAM shall be subject to Recapture by PFMAM following 36 calendar months after the calendar month in which such fees were waived; and (iii) PFMAM shall not be entitled to accrue a Recapture on any Trust business day on which a Fee Deferral is in effect.

6.	This Agreement supersedes all prior agreements of the parties hereto with respect to the waiver, deferral and recapture of fees. This agreement may be amended only by a written agreement signed by each of the parties hereto.

7.	PFMAM acknowledges the limitation of shareholder liability as set forth in the Declaration of Trust, as amended, of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Series and its assets, and that PFMAM shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

8.	The recitals to this Agreement are incorporated into and shall constitute a part of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers hereunto duly authorized as of the date and year first above written.

PFM ASSET MANAGEMENT LLC

By:________________________________

Name:   Marty Margolis

Title:   Managing Director

PFM FUNDS ON BEHALF OF

GOVERNMENT SELECT SERIES

By:________________________________

Name:   Daniel R. Hess

Title:   Secretary